NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

AND TO:	Hay & Watson ("HW")

RE:	Change of Auditor Notice under Section 4.11(5) of National Instrument 51-102 Continuous Disclosure Obligations

Petroteq Energy Inc. (the "Company") hereby gives notice pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") that:

1. On October 3, 2022, HW gave notice to the Company announcing its resignation from its role as the auditors of the Company. The Company's board of directors accepts the resignation of HW.

2. There are no disagreements, consultations or unresolved issues (as those terms are defined in NI 51-102) in connection with the resignation of HW.

3. HW resigned due to HW no longer being registered with the Public Company Accounting Oversight Board.

4. The resignation of HW has been approved by the board of directors of the Company (the "Board").

5. The audit committee, the Board and management authorizes HW to respond fully to any enquiries by a successor auditor. The Company has commenced a search for a successor auditor to be appointed.

6. The contents of this Notice of Change of Auditor have been reviewed and approved by the Board.

DATED this 13th day of October, 2022.

PETROTEQ ENERGY INC.

By:	/s/ "Ron Miles"
Ron Miles
Chief Executive Officer